                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                           Requirements Consolidated
                             (Thousands of Dollars)


                                                      12 Mos. Ended               Years Ended December 31
                                                        June 30,      --------------------------------------------------
                                                          1998          1997          1996          1995          1994
                                                        --------      --------      --------      --------      --------
Fixed charges, as defined:
      Interest on long-term debt                        $ 64,863      $ 63,413      $ 60,256      $ 55,580      $ 49,566
      Amortization of debt expense
        and premium - net                                  2,942         2,862         2,998         3,441         3,511
      Interest portion of rentals                          4,362         4,354         4,311         3,962         1,282
                                                        --------      --------      --------      --------      --------

          Total fixed charges                           $ 72,167      $ 70,629      $ 67,565      $ 62,983      $ 54,359
                                                        ========      ========      ========      ========      ========


Earnings, as defined:
      Net income from continuing ops.                   $ 84,349      $114,797      $ 83,453      $ 87,121      $ 77,197
      Add (deduct):
        Income tax expense                                51,426        61,075        49,509        52,416        44,696
        Total fixed charges above                         72,167        70,629        67,565        62,983        54,359
                                                        --------      --------      --------      --------      --------

          Total earnings                                $207,942      $246,501      $200,527      $202,520      $176,252
                                                        ========      ========      ========      ========      ========


Ratio of earnings to fixed charges                          2.88          3.49          2.97          3.22          3.24


Fixed charges and preferred dividend requirements:
      Fixed charges above                               $ 72,167      $ 70,629      $ 67,565      $ 62,983      $ 54,359
      Preferred dividend requirements (2)                  5,495         8,261        12,711        14,612        13,668
                                                        --------      --------      --------      --------      --------

          Total                                         $ 77,662      $ 78,890      $ 80,276      $ 77,595      $ 68,027
                                                        ========      ========      ========      ========      ========


Ratio of earnings to fixed charges
  and preferred dividend requirements                       2.68          3.12          2.50          2.61          2.59


(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.